SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        Physician Reliance Network, Inc.
                                (Name of Issuer)

                      Common Stock, No Par Value Per Share
                         (Title of Class of Securities)

                                    71940G108
                                 (Cusip Number)

                               J. Taylor Crandall
                                 201 Main Street
                             Fort Worth, Texas 76102
                                 (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 8, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 3,296,000 shares, which constitutes approximately 6.4% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 51,403,943 shares outstanding.

1.       Name of Reporting Person:

         Keystone, Inc.

2.       Check the Appropriate Box if a Member of a Group:             (a) [ ]
                                                                       (b) [X]

3.       SEC Use Only


4.       Source of Funds:  WC


5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):                                               [ ]

6.       Citizenship or Place of Organization:  Texas

                           7.       Sole Voting Power:  493,500 (1)
Number of
Units
Beneficially               8.       Shared Voting Power:  -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:  493,500 (1)
Person
With
                           10.      Shared Dispositive Power:  -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         493,500

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:
                                                                           [ ]

13.      Percent of Class Represented by Amount in Row (11):  1.0%


14.      Type of Reporting Person:  CO

-------------------
(1) Power is exercised through its President and sole director, Robert M. Bass.

1.       Name of Reporting Person:

         Robert M. Bass

2.       Check the Appropriate Box if a Member of a Group:             (a) [ ]
                                                                       (b) [X]

3.       SEC Use Only


4.       Source of Funds:  Not Applicable


5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):                                               [ ]

6.       Citizenship or Place of Organization:  USA

                           7.       Sole Voting Power:  493,500 (1)
Number of
Units
Beneficially               8.       Shared Voting Power:  -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:  493,500 (1)
Person
With
                           10.      Shared Dispositive Power:  -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         493,500 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:
                                                                           [ ]

13.      Percent of Class Represented by Amount in Row (11):  1.0%


14.      Type of Reporting Person:  IN

-------------------
(1)      Solely in his capacity as President and sole director of Keystone, Inc.

1.       Name of Reporting Person:

         FW Physicians Investors, L.P.

2.       Check the Appropriate Box if a Member of a Group:             (a) [ ]
                                                                       (b) [X]

3.       SEC Use Only


4.       Source of Funds:  Not Applicable


5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):                                               [ ]

6.       Citizenship or Place of Organization:  USA

                           7.       Sole Voting Power:  2,802,500 (1)
Number of
Units
Beneficially               8.       Shared Voting Power:  -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:  2,802,500 (1)
Person
With
                           10.      Shared Dispositive Power:  -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,802,500

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:
                                                                           [ ]

13.      Percent of Class Represented by Amount in Row (11):  5.5%


14.      Type of Reporting Person:  PN

-------------------
(1)      Power is exercised by its sole general partner, Group 31, Inc.

1.       Name of Reporting Person:

         Group 31, Inc.

2.       Check the Appropriate Box if a Member of a Group:             (a) [ ]
                                                                       (b) [X]

3.       SEC Use Only


4.       Source of Funds:  Not Applicable


5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):                                               [ ]

6.       Citizenship or Place of Organization:  USA

                           7.       Sole Voting Power:  2,802,500 (1)(2)
Number of
Units
Beneficially               8.       Shared Voting Power:  -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:  2,802,500 (1)(2)
Person
With
                           10.      Shared Dispositive Power:  -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,802,500 (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:
                                                                           [ ]

13.      Percent of Class Represented by Amount in Row (11):  5.5%


14.      Type of Reporting Person:  IN

-------------------
(1)      Power is exercised by its President, J. Taylor Crandall.
(2) Solely in its capacity as the sole general partner of FW Physicians Investors, L.P.

1.       Name of Reporting Person:

         J. Taylor Crandall

2.       Check the Appropriate Box if a Member of a Group:             (a) [ ]
                                                                       (b) [X]

3.       SEC Use Only


4.       Source of Funds:  Not Applicable


5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):                                               [ ]

6.       Citizenship or Place of Organization:  USA

                           7.       Sole Voting Power:  2,802,500 (1)
Number of
Units
Beneficially               8.       Shared Voting Power:  -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:  2,802,500 (1)
Person
With
                           10.      Shared Dispositive Power:  -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,802,500 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:
                                                                           [ ]

13.      Percent of Class Represented by Amount in Row (11):  5.5%


14.      Type of Reporting Person:  IN

-------------------
(1)      Solely in his capacity as the President of Group 31, Inc.

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated May 5, 1997 (the "Schedule 13D"), relating to the common stock, no par value, of Physician Reliance Network, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

Item 1.  Security and Issuer.

         No material change.

Item 2.  Identity and Background.

         No material change.

Item 3.  Source and Amount of Funds or Other Consideration.

         No material change.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended by adding the following between the first and second paragraphs thereof:

         The Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated December 11, 1998, by and among the Issuer, American Oncology Resources, Inc. ("American Oncology"), and Diagnostics Acquisition, Inc. ("Diagnostics"), a wholly owned subsidiary of American Oncology, under which Diagnostics will merge with and into the Issuer (the "Merger"). In connection with the Merger, each of Keystone, FW Investors and J. Taylor Crandall (collectively, the "Affiliates"), on January 8, 1999, delivered to American Oncology an Affiliate Agreement, dated January 5, 1999 (the "Affiliate Agreement"). The form of the Affiliate Agreement is attached hereto as Exhibit 99.2, and is incorporated herein by reference.

         The Affiliate Agreement contains, among other things, certain provisions which relate to: (i) the disposition by the Affiliates of currently held Stock and of shares of common stock in American Oncology (the "American Oncology Stock"), (ii) the disposition of American Oncology Stock received by the Affiliates in connection with the Merger (the "Merger Shares"), and (iii) the voting of Stock in favor of the Merger, and the prohibition against entering into agreements that are inconsistent with the Affiliate Agreement. These provisions are described in greater detail in "Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer."

Item 5.  Interest in Securities of the Issuer.

         No material change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and restated in its entirety to read as follows:

         Attached hereto as Exhibit 99.2 is the form of the Affiliate Agreement. The Affiliate Agreement is incorporated herein by reference, and the following summary is qualified in its entirely by reference to the Affiliate Agreement. Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to Stock owned by the Reporting Persons. In the summary, capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Affiliate Agreement.

         SUMMARY OF AFFILIATE AGREEMENT

         RESTRICTIONS ON TRANSFER

         The Affiliates have agreed not to sell, transfer or otherwise dispose of any Stock held by them during the period commencing 30 days before the Merger becomes effective (the "Effective Time") and ending at the earlier of the Effective Time and the termination of the Merger Agreement.

         The Affiliates have also agreed not to sell, transfer or otherwise dispose of American Oncology Stock owned by them after the Effective Time, unless financial statements have been published that include at least 30 days of the combined operations of the Issuer and American Oncology, or the Affiliates first deliver to American Oncology an opinion from PricewaterhouseCoopers LLP, or a no-action letter from the Securities and Exchange Commission (the "SEC"), to the effect that such disposition will not cause the Merger not to be treated as a "pooling of interests." In addition, the Affiliates have agreed not to make any disposition of Merger Shares in violation of the United States Securities Act of 1933, as amended (the "Securities Act").

         The Affiliates have also agreed that, since they may be deemed to be affiliates of the Issuer at the time the Merger is submitted for a vote of the Issuer's stockholders, they may only sell the Merger Shares under an effective registration statement or exemption under the Securities Act, or in accordance with Rule 145 of the SEC under the Securities Act.

         VOTING AGREEMENTS

         The Affiliates have agreed that at any applicable meeting of the Issuer's stockholders, they will vote all voting shares of capital stock held by them in the Issuer in favor of the Merger and the Merger Agreement. The Affiliates have also agreed that, prior to the termination of the Affiliate Agreements, they will not enter into any agreement or understanding that is inconsistent with the Affiliate Agreement.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

         Exhibit 99.2 -- Form of Affiliate Agreement, dated January 5, 1999.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED: January 8, 1999

                                             KEYSTONE, INC.

                                             By: /s/ W.R. Cotham
                                                 ---------------
                                                 W.R. Cotham,
                                                 Vice President

                                                 /s/ W.R. Cotham
                                                 ---------------
                                                 W. R. COTHAM
                                                 Attorney-in-Fact for:

                                                 Robert M. Bass (1)


                                             FW PHYSICIANS INVESTORS, L.P.

                                             By: Group 31, Inc.,
                                                 General Partner

                                                 By: /s/ W.R. Cotham
                                                     ---------------
                                                     W.R. Cotham,
                                                     Vice President


                                             GROUP 31, INC.

                                             By: /s/ W.R. Cotham
                                                 ---------------
                                                 W.R. Cotham,
                                                 Vice President

                                                     /s/ J. Taylor Crandall
                                                     ----------------------
                                                     J. TAYLOR CRANDALL

(1) A Power of Attorney authorizing W. R. Cotham, et al., to and on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.